FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
September 22, 2006
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑      Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐     No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐     No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐     No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosures: Disclosure of Trading in Own Shares

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: September 22, 2006	By:	/S/ PHILIPPE OZANIAN
		Name:	Philippe Ozanian
		Title:	Chief Financial Officer

Disclosure of Trading in Own Shares
Period from September 11, 2006 to September 15 2006
Issuer : InfoVista S.A.
Types of securities: Ordinary shares (ISIN : FR 0004031649)
Purchases effected during the period:

		Weighted average unit
	Number of shares	prices of transactions
Trading Days	purchased	(in €)	Amount (in €)

September 12, 2006	700,000	4.78	3,346,000

Total	700,000		3,346,000